                                                     Empirical Ventures, Inc.

                                                     2775 Fir Street, Suite 3E

                                                Vancouver BC, Canada, V6J 3C2

Securities and Exchange Commission                                September 7, 2006

Washington DC

Attention: Janice McGuirk

RE: Empirical Ventures, Inc.

Registration Statement on Form SB-2 File No. 333-120486

Ladies and Gentlemen,

We are writing with respect to our filing made on July 12, 2006. To date we have not received  further comments, if any to the Company’s Prosectus filed on form SB-2A.

Would you please advise us as to the status our filing at your earliest convienience.

Sincerely,

/s/ Derek Ward

Empirical Ventures, Inc.

Derek Ward

President